Exhibit 99.4

ENTRÉE RESOURCES LTD. - 2020 SUPPLEMENTAL MAILING REQUEST FORM

To:          Shareholders of Entrée Resources Ltd. (the “Company”)

In accordance with applicable securities laws, you may request to receive the Company’s annual and/or interim financial statements and related management’s discussion and analysis (“MD&A”). The documents are also available on SEDAR (www.sedar.com) under the Company’s profile and on the Company’s website (www.EntreeResourcesLtd.com). If you wish to receive the documents, please complete this form by checking the appropriate boxes below and return the form by fax, e-mail or mail to the Company at: Entrée Resources Ltd., Suite 1650, 1066 West Hastings Street, Vancouver, BC, V6E 3X1, Canada, Attention: Corporate Secretary, Telephone 604.687.4777, Facsimile 604.687.4770, E-mail info@EntreeResourcesLtd.com.

	Hard copy	Electronic copy
I wish to receive:	by mail	by e-mail*
Annual Financial Statements & MD&A for 2020	☐	☐
Interim Financial Statements & MD&A for 2020	☐	☐
Periodic updates concerning the Company’s operations,		☐
including news releases

*If you have indicated that you would like any of the documents to be delivered to you electronically, then by signing below, you are acknowledging the following:

1.	You consent to the electronic delivery of the documents, in accordance with your instructions below.
2.	The documents will be attached to an e-mail sent to your e-mail address set out below. The documents will be in PDF format. You will need a personal computer with appropriate software and access to the Internet and a printer to receive, view and print the documents.
3.	You may receive a paper copy of any documents delivered to you electronically, at no cost, if you contact the Company by telephone, facsimile, mail or e-mail at the address set out above. You will also receive a paper copy of any documents delivered electronically if electronic delivery fails.
4.	Your personal information will be stored electronically and the electronic file will be password protected.
5.	Your consent may be revoked or changed, including any change in the e-mail address to which documents are delivered, at any time by notifying the Company of such revised or revoked consent by telephone, facsimile, mail or e-mail delivered to the address set out above.

I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Company and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above. By signing below, I certify that I am a shareholder.

NAME:	SIGNATURE:	E-MAIL:

MAILING ADDRESS:	CITY:

PROVINCE/STATE:	POSTAL/ZIP CODE:	COUNTRY:

ENTRÉE RESOURCES LTD. - 2020 SUPPLEMENTAL MAILING REQUEST FORM

To:          Shareholders of Entrée Resources Ltd. (the “Company”)

In accordance with applicable securities laws, you may request to receive the Company’s annual and/or interim financial statements and related management’s discussion and analysis (“MD&A”). The documents are also available on SEDAR (www.sedar.com) under the Company’s profile and on the Company’s website (www.EntreeResourcesLtd.com). If you wish to receive the documents, please complete this form by checking the appropriate boxes below and return the form by fax, e-mail or mail to the Company at: Entrée Resources Ltd., Suite 1650, 1066 West Hastings Street, Vancouver, BC, V6E 3X1, Canada, Attention: Corporate Secretary, Telephone 604.687.4777, Facsimile 604.687.4770, E-mail info@EntreeResourcesLtd.com.

	Hard copy	Electronic copy
I wish to receive:	by mail	by e-mail*
Annual Financial Statements & MD&A for 2020	☐	☐
Interim Financial Statements & MD&A for 2020	☐	☐
Periodic updates concerning the Company’s operations,		☐
including news releases

*If you have indicated that you would like any of the documents to be delivered to you electronically, then by signing below, you are acknowledging the following:

1.	You consent to the electronic delivery of the documents, in accordance with your instructions below.
2.	The documents will be attached to an e-mail sent to your e-mail address set out below. The documents will be in PDF format. You will need a personal computer with appropriate software and access to the Internet and a printer to receive, view and print the documents.
3.	You may receive a paper copy of any documents delivered to you electronically, at no cost, if you contact the Company by telephone, facsimile, mail or e-mail at the address set out above. You will also receive a paper copy of any documents delivered electronically if electronic delivery fails.
4.	Your personal information will be stored electronically and the electronic file will be password protected.
5.	Your consent may be revoked or changed, including any change in the e-mail address to which documents are delivered, at any time by notifying the Company of such revised or revoked consent by telephone, facsimile, mail or e-mail delivered to the address set out above.

I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Company and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above. By signing below, I certify that I am a shareholder.

NAME:	SIGNATURE:	E-MAIL:

MAILING ADDRESS:	CITY:

PROVINCE/STATE:	POSTAL/ZIP CODE:	COUNTRY:

AFFIX STAMP HERE

Attention: Corporate Secretary

Entrée Resources Ltd.

1650 - 1066 West Hastings Street

Vancouver, BC V6E 3X1

Canada

AFFIX STAMP HERE

Attention: Corporate Secretary

Entrée Resources Ltd.

1650 - 1066 West Hastings Street

Vancouver, BC V6E 3X1

Canada